
Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_curran@cos-trust.com

May 6, 2005



VIA COURIER

U.S. Securities an
Office of Internatic
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2005
WASH. D.C.
179
SECTION

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Notice regarding Annual Information Form dated March 28, 2005;
2. April 21, 2005 Press Release regarding the Annual Meeting;
3. April 25, 2005 Press Release regarding first quarter financial results;
4. Report of Voting Results;
5. Selected financial results for the Consolidated Canadian Oil Sands Limited;
6. Consolidated Interest Ratio Coverage; and
7. Forms 52-109FT2 dated April 25, 2005.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com



Canadian Oil Sands

NOTICE AND UNDERTAKING

TO: The regulator in each of the provinces of Canada

RE: Filing of renewal annual information form under National Instrument 44-101

Please be advised that Canadian Oil Sands Trust (the "Trust") is relying on its annual information form (on Form 51-102F2) filed under SEDAR Project No. 753673 pursuant to Part 6 of National Instrument 51-102 *Continuous Disclosure Obligations* as its renewal annual information form for the purposes of National Instrument 44-101 *Short Form Prospectus Distributions*.

In accordance with subsection 3.3(2) of National Instrument 44-101, the Trust hereby undertakes that, when the securities of the Trust are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Trust will provide to any person or company, upon request to the Secretary of Canadian Oil Sands Limited, as manager of the Trust:

(a) one copy of the annual information form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form;

(b) one copy of the financial statements of the Trust for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Trust that have been filed, if any, for any period after the end of its most recently completed financial year;

(c) one copy of the information circular of the Trust in respect of its most recent annual meeting of unitholders that involved the election of directors of Canadian Oil Sands Limited; and

(d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus of the short form prospectus and are not required to be provided under paragraphs (a), (b) or (c).

DATED at Calgary, Alberta this 28th day of March, 2005.

CANADIAN OIL SANDS TRUST, by its
Manager, CANADIAN OIL SANDS LIMITED

By: *(signed) "Trudy M. Curran"*

Trudy M. Curran
General Counsel and Corporate Secretary



Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides details on the webcast of its annual meeting

Calgary, April 21, 2005 (TSX -- COS.UN) — Canadian Oil Sands Trust will release its first quarter 2005 results and hold its Annual and Special Meeting of Unitholders on Monday, April 25, 2005 at 2:30 p.m. (mountain standard time) in the Chambers Room of the First Canadian Centre, at 350 – 7th Avenue SW, Calgary, Alberta. The close of business on March 10, 2005 was fixed as the record date for determination of those Unitholders entitled to receive notice and to vote at the meeting. All proxies must be received by Computershare Trust Company no later than Sunday, April 24, 2005. A live audio Web cast of the meeting will be available on Canadian Oil Sands Trust's Web site at www.cos-trust.com.

Following the formal proceedings, Marcel Coutu, President and Chief Executive Officer, will be available to answer media questions for about 15 minutes. Media attending the meeting will be asked to show accreditation when signing in at the media registration desk.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 91.7 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Randy Provencal
Investor Relations Advisor:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com



Canadian Oil Sands



first quarter report

Canadian Oil Sands Trust announces 2005 first quarter results as Syncrude completes its major turnaround work early in the year

Calgary, Alberta (April 25, 2005) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust" or "we") (TSX - COS.UN) today announced its financial results and a distribution of $0.50 per Trust unit for the quarter ended March 31, 2005. The quarter was marked by record high crude oil prices and continued construction progress of the Stage 3 expansion, which surpassed the 80 per cent completion mark. Maintenance work executed during February and March adversely impacted Syncrude's operational performance during the first quarter of 2005, leading to lower average daily production and higher unit operating costs.

"The first quarter saw an unusually high level of maintenance at Syncrude, with a total of 14 units turned around during this period. That is significantly more than the 10 units brought down for a typical coker turnaround," said Marcel Coutu, President and Chief Executive Officer. "The scheduled turnaround of Coker 8-2 is now complete, along with the repair of one of our three hydrogen plants which failed earlier in the quarter. Additional scheduled maintenance was performed in the hydrotreating area and tie-in work to UE-1 was also successfully completed during the turnaround," Mr. Coutu added. "We remain on track to achieve our annual production outlook, if the plant runs without any major unscheduled downtime for the balance of this year."

First Quarter 2005 overview

- Net income in the first quarter was $59 million, compared to $103 million in the same quarter of 2004. A higher net realized selling price was offset by lower production resulting from scheduled and unscheduled maintenance. On a per Trust unit basis, net income was $0.64, down from the $1.18 reported in the comparable quarter of 2004.
- Sales volumes net to the Trust decreased 33 per cent to 5.4 million barrels, or an average of 59,897 barrels per day. The results were lower than anticipated due primarily to an upset in Hydrogen Plant 9-3, which was brought down for repairs in late January. To consolidate shutdown activities and to optimize production for the year, our coker turnaround was moved ahead to February from April. By comparison, 88,302 barrels per day were recorded in the same quarter a year ago, when no major turnarounds were undertaken and a first quarter production record was set.

- Funds from operations were $1.02 per Trust unit, or a total of $93 million, reflecting lower Syncrude production which was mitigated somewhat by a higher net realized selling price. In the same period in 2004, funds from operations were $1.62 per Trust unit.
- Capital expenditures totalled $188 million in the first quarter, down 14 per cent over the previous year. Approximately 72 per cent of the total capital expenditures in the first quarter of 2005 was directed to the Stage 3 expansion where spending is gradually declining as the project approaches completion.
- The Trust's net realized selling price in the first quarter increased 61 per cent to $63.66 per barrel, compared to $39.64 in the same period in 2004, reflecting the full benefit of higher crude oil prices with the conclusion of our hedging program at the end of 2004.
- Aggregate operating costs were up 51% to $206 million, including $89 million of maintenance costs, compared to $136 million in the first quarter of 2004. On a per barrel basis, operating costs at $38.13 per barrel were 125 per cent higher than the first quarter of 2004. Operating costs were adversely impacted by the shutdown for maintenance turnaround and related lower production volumes.
- Net debt to book capitalization was 40 per cent in the first quarter of 2005, similar to December 31, 2004.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended March 31			
	2005		2004	
Net Income	$	58.6	$	103.4
Per Trust unit- Basic and Diluted	$	0.64	$	1.18
Funds From Operations	$	93.1	$	141.8
Per Trust unit	$	1.02	$	1.62
Unitholder Distributions	$	45.8	$	43.7
Per Trust unit	$	0.50	$	0.50
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)		5.4		8.0
Daily average (bbls)		59,897		88,302
Per Trust unit (bbls/Trust unit)		0.1		0.1
Operating Costs per barrel	$	38.13	$	16.91
Net Realized Selling Price per barrel				
Sales revenue	$	64.21	$	45.73
Transportation and marketing expense		(1.55)		(1.34)
Realized selling price before hedging	$	62.66	$	44.39
Crude oil price hedging gains (losses)		-		(5.11)
Currency hedging gains (losses)		1.00		0.36
Net realized selling price	$	63.66	$	39.64
West Texas Intermediate ($US per barrel)	$	50.03	$	35.25

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

2005 Outlook

Syncrude production in the second quarter is estimated to total approximately 22 million barrels, or 7.8 million barrels net to the Trust. This estimate reflects completion of the turnaround and maintenance in April of Coker 8-2, Hydrogen Plant 9-3, and the hydrotreating units, and no other planned turnaround or major maintenance projects for the remainder of the quarter. In the second half of the year, one of the hydrotreating units and the vacuum distillation unit will be revamped as part of UE-1. We have maintained our annual Syncrude production forecast at a range between 80 and 86 million barrels in 2005 (28.4 to 30.5 million barrels net to the Trust), with a specific estimate of 83 million barrels. The low end of this range incorporates the possibility of a second coker turnaround. Currently, the planned schedule for the next coker turnaround is early 2006.

Based on the strength of crude oil prices, we have increased our crude oil price forecast to average US$45 per barrel WTI for 2005. The production assumption, together with our price and currency

forecast, results in revenues of approximately $1.6 billion for the 2005 calendar year. Total operating costs in 2005, including purchased energy, have been revised to $653 million, or $22.17 per barrel, which reflects the extended turnaround and maintenance activity of the first quarter.

The above forecast is very sensitive to several key factors that affect the Trust's performance. The following table provides an analysis of these key factors. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets also could impact the price differential for Syncrude Sweet Blend ("SSB") relative to the WTI crude oil benchmark.

Q1 2005- 2005 Forecast Sensitivity			
	Annual [2]	Funds from Operations Increase	
Variable [1]	Sensitivity	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	30	0.33
Syncrude operating costs decrease	C$50 million	18	0.20
WTI crude oil price increase	US$1.00/bbl	37	0.41
Syncrude production increase	2 million bbls	36	0.40
Canadian dollar weakening	US$0.01/C$	19	0.20
AECO natural gas price decrease	C$0.50/GJ	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

In 2005, we estimate our share of Syncrude capital expenditures to total approximately $706 million, of which approximately 65 per cent will be directed to the Stage 3 expansion.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the first quarter 2005 report and the April 25, 2005 guidance document, which is available on the Trust's Web site at www.cos-trust.com under investor information, guidance document.

Annual and Special Meeting of Unitholders

Canadian Oil Sands Trust's Annual and Special Meeting of Unitholders will be held on April 25, 2005. A live audio Web cast of the meeting will be available on Canadian Oil Sands Trust's Web site at www.cos-trust.com under investor information, presentations and Web casts. An archive of the Web cast will be available approximately one hour following the meeting for up to 90 days.

UE-1 construction now 80 per cent complete

Construction on the Upgrader Expansion ("UE-1") component of Syncrude's Stage 3 project continued to progress in the first quarter, with costs potentially trending up by 1-2 per cent. At March 31, 2005 UE-1 construction was approximately 80 per cent complete. Construction progress in the first quarter was

impacted by cold winter temperatures, lower productivity than expected and the re-deployment of construction workers to the Coker 8-1 turnaround, which was advanced from April to February. During 2005, the majority of the newly constructed and revamped UE-1 units are expected to go through start-up procedures, and hundreds of tie-ins will be done to the existing facilities.

"The Upgrader Expansion project continues to progress, and we remain on track for starting up all of our new facilities by mid-2006," said Charles Ruigrok, Syncrude's Chief Executive Officer. "This will be an important year for us, as we will conduct many critical UE-1 tie-ins into our existing operations and hand over completed units to our operating group. I'm confident our 'Ready for Operations' teams are up to the challenge to make this a smooth transition from construction to the commissioning of these units."

As at March 31, 2005 the Syncrude Joint Venture had expended approximately $6.7 billion of the total $7.9 billion estimated project cost for the Stage 3 expansion, which includes $0.7 billion for the Aurora 2 mining train, completed in late 2003. Net to Canadian Oil Sands, the total cost for the Stage 3 expansion is equivalent to approximately $2.8 billion, with $2.4 billion expended to the end of the first quarter of 2005.

The Stage 3 expansion should result in annual Syncrude production growing to approximately 128 million barrels, or 45 million barrels net to the Trust, with operating costs in today's dollars of about $14 per barrel, excluding energy expenses, while providing for an improved product quality for all production volumes to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

Maintenance turnaround work completed at Syncrude

Figures provided below are the gross Syncrude numbers and are not the Trust's net share.

SSB production during the first quarter was 14.2 million barrels, or approximately 158,000 barrels per day, compared to 23 million barrels, or 265,000 barrels per day, for the same period in 2004. First quarter production was impacted by planned hydrotreater turnarounds in January and the February-March maintenance turnaround, the largest in Syncrude's 27-year history. The turnaround, which included one of two operating cokers and many associated units, was advanced from the second quarter to the first quarter to minimize the production impact of repairing Hydrogen Plant 9-3 which was brought down abruptly when steam tubes failed on January 30, 2005. All of the maintenance work and repairs to Plant 9-3 were finalized along with the planned coker maintenance by early April, and this completes the majority of the planned turnaround work expected for this year.

"Solid execution and good work by our maintenance and procurement staff and contractors enabled us to time the coker turnaround with the Plant 9-3 repairs, so as to minimize the impact of having a critical plant out of service," said Jim Carter, Syncrude President and Chief Operating Officer.

Distribution reinvestment plan

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") allows unitholders to reinvest their distributions to receive new units at 95 per cent of the weighted average market price, or for Canadian resident unitholders only, the alternative of receiving, in cash, up to 102 per cent of the declared distribution.

Eligible unitholders who wish to participate in the Trust's DRIP must file their election form, in the case of registered unitholders, with Computershare Trust Company of Canada at the number or address noted on the enrolment forms **before the May 5, 2005 record date**. Unitholders who hold their units in the name of a broker should contact their broker to ensure that the proper election forms are completed and sent in before May 4, 2005. Information on the plan and enrolment forms are available on the Trust's website or by calling Investor Relations.

Foreign ownership update

Based on geographical data as of April 12, 2005 we estimate that approximately 55 per cent of the Trust's Units are held by Canadian residents, with the remaining 45 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production revenues and costs from 2005, the maintenance schedule for the remainder of 2005, crude oil prices for the year, and the progress for UE-1 construction in 2005 and 2006, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2004 annual report of the Trust and the risk factors outlined in the annual information form dated March 15, 2005. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of April 25, 2005 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the three months ended March 31, 2005 and March 31, 2004 and the audited consolidated financial statements and MD&A for the year ended December 31, 2004.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expected maintenance in 2005, the actual taxes paid in the future by Canadian Oil Sands, the expected production level at Syncrude in the second quarter and for 2005, the expected timing and associated production impact of coker and other unit turnarounds; the expected revenues and operating costs for 2005, the expected funds from operations for 2005, the anticipated completion and cost of the UE-1 construction; the expected level of oil and natural gas prices for 2005; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's funds from operations and net income; the expected capital expenditures in 2005 and beyond; the anticipated levels of foreign ownership, and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the supply and demand metrics for oil and natural gas; the ability of the other joint venture owners of Syncrude to modify the 2005 budget at Syncrude; the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the first quarter of 2005, Syncrude produced 14.2 million barrels, or 5.0 million barrels net to the Trust based on its 35.49 per cent Syncrude working interest. This production of approximately 157,000 barrels per day by Syncrude was significantly lower than the same period of 2004, which averaged 253,000 barrels per day. The decrease was primarily a result of Syncrude advancing the turnarounds on Coker 8-2, its associated upgrading and environmental units, and two hydrotreating units from the second quarter to the first quarter. The turnaround of these units, in addition to other units such as sulphur plants and a second diluent recovery unit, was the largest quarterly maintenance turnaround in Syncrude's 27-year history. Conversely, in the first quarter of 2004, a quarterly production record was set by Syncrude as a result of steady and reliable operations with no major turnarounds or significant production interruptions.

In the last week of January, Syncrude experienced an unsuccessful start-up of Hydrogen Plant 9-3 due to an instantaneous over-pressure and rupture of the tubes in the plant following a normal maintenance turnaround. These original tubes, which had been in service since plant start-up in 1988, were scheduled to be replaced in 2007. In order to optimize production for the year, it was determined the best course of action would be to advance the Coker 8-2 turnaround and associated upgrading and environmental units to early February from April when the turnaround was originally scheduled. Other scheduled maintenance in that turnaround was also advanced to February, which included work on a second diluent recovery unit and critical tie-ins to new equipment from the UE-1 project.

The Trust had originally forecast Syncrude production in the first quarter of 2005 to total 20 million barrels, which considered the LC-Finer turnaround extending into the first half of January and maintenance on three hydrotreating units planned for the first quarter. With the acceleration of the coker turnaround and the restricted hydrotreating capacity for the remainder of the quarter, the Trust reduced its Syncrude production forecast for the quarter to 14 million barrels.

The turnarounds commenced on February 12, 2005 and were anticipated to be complete by the end of the first quarter. Due to labour shortages caused by competing oil sands projects and additional repairs required for some units, the turnarounds extended into April, which resulted in further production impacts and higher costs. In total, the coker and associated unit turnarounds reduced first quarter Syncrude production by 5.3 million barrels, or 1.9 million barrels net to the Trust. Advancing the coker turnaround into the first quarter reduced production by approximately four million barrels, with the balance of the production decrease related to the additional maintenance work and extension of the turnaround schedule. The hydrogen plant repairs and maintenance of several other units reduced Syncrude production by an additional 1.5 million barrels. In total, the turnaround and maintenance activity in the quarter reduced Syncrude production by 6.8 million barrels, or 2.4 million barrels net to the Trust. Coker 8-2 came back on April 3, 2005 and the hydrogen plant started on April 12, 2005.

While our 2005 production outlook remains unchanged at 80 to 86 million barrels for Syncrude, or 28.4 to 30.5 million barrels net to the Trust, in February we amended our annual target for planning purposes from 84 million barrels to 83 million barrels, or 29.5 million barrels net to the Trust, due to the unanticipated repairs to the hydrogen plant announced in January. We will be on track to achieve this revised annual production outlook if the plant runs without any major unscheduled downtime for the balance of this year.

The impact of the first quarter operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

REVIEW OF FINANCIAL RESULTS

In order to provide meaningful information to our Unitholders, the focus of our MD&A is to provide explanations of material variances in our quarterly financial results and significant events that have occurred since year-end. We believe material information is that which relates to the business of the Trust and its subsidiaries that would reasonably be expected to have a significant influence on an investor's investment decision. We endeavor to explain the factors, when material, that ultimately impact the Trust's Unitholder distributions, such as revenues, operating and non-production costs, financing expenses, and capital expenditures. As well, we provide an overview of the Trust's financing and risk management activity in the period.

In each of 2005 and 2004, the financial results of Canadian Oil Sands reflect a 35.49 per cent working interest in the Syncrude Joint Venture.

Canadian Oil Sands' first quarter net income and funds from operations in 2005 were lower than the comparable period in 2004, primarily as a result of the lower operational performance, offset somewhat by a record-high realized selling price for our Syncrude Sweet Blend ("SSB") ™ product. Net income was $59 million, or $0.64 per Trust Unit ("Unit"), in the first quarter of 2005, down from $103 million, or $1.18 per Unit, in the first quarter of 2004. Funds from operations totalled $93 million, or $1.02 per Unit, in the first three months of 2005, a decrease of $49 million, or $0.60 per Unit compared to the same period in 2004.

Net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries, which management believes is a better measure of operational performance than net income, was $59 million, or $0.65 per Unit in the first quarter of 2005, compared to $95 million, or $1.09 per Unit, in the same period of 2004. The table below reconciles net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries.

($ millions)	Three Months Ended March 31	
	2005	**2004**
Net income per GAAP	$ 58.6	$ 103.4
Add (Deduct):		
Foreign exchange loss (gain) on long-term debt	5.7	12.6
Future income tax expense (recovery)	(5.0)	(21.2)
Net income before foreign exchange and future income taxes	$ 59.3	$ 94.8

The earnings reflected in the previous table are a measurement that is not defined by Canadian generally accepted accounting principles ("GAAP"). The Trust also reports funds from operations and Unitholder distributions on a total and per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures and pay distributions. The earnings in the previous table and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2005	2004				2003		
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues, after transportation and marketing expense	$ 343.1	$ 333.4	$ 359.3	$ 340.8	$ 318.5	$ 222.4	$ 300.4	$ 232.9
Net income	$ 58.6	$ 122.1	$ 185.7	$ 98.0	$ 103.4	$ 56.9	$ 106.0	$ 63.7
Per Trust unit, Basic and Diluted	$ 0.64	$ 1.34	$ 2.06	$ 1.12	$ 1.18	$ 0.65	$ 1.23	$ 0.80
Funds from operations	$ 93.0	$ 121.6	$ 157.4	$ 155.0	$ 141.8	$ 44.7	$ 120.3	$ 56.3
Per Trust unit	$ 1.02	$ 1.33	$ 1.75	$ 1.77	$ 1.62	$ 0.51	$ 1.39	$ 0.71
Daily average sales volumes (bbls)	59,897	78,294	86,635	85,116	88,302	68,990	86,196	64,777
Net realized selling price, after hedging ($/bbl)	$ 63.66	$ 46.29	$ 45.07	$ 44.00	$ 39.64	$ 35.04	$ 37.87	$ 39.51
Operating costs ($/bbl)	$ 38.13	$ 21.27	$ 20.60	$ 19.00	$ 16.91	$ 22.93	$ 15.86	$ 24.05

Revenues after Transportation and Marketing Expense

($ millions)	Three Months Ended March 31		
	2005	2004	Variance
Sales revenue [1]	$ 346.1	$ 367.5	$ (21.4)
Transportation and marketing expense	(8.4)	(10.7)	2.3
	337.7	356.8	(19.1)
Crude oil hedging gains (losses) [1]	-	(41.1)	41.1
Currency hedging gains (losses) [1]	5.4	2.8	2.6
Total hedging gains (losses)	5.4	(38.3)	43.7
	$ 343.1	$ 318.5	$ 24.6
Sales volumes (MMbbls)	5.4	8.0	(2.6)

[1] *The sum of sales revenue and crude oil and currency hedging gains (losses) equals Syncrude Sweet Blend revenues on the Trust's consolidated statement of income.*

($ per barrel)	2005	2004	Variance
Sales revenue	$ 64.21	$ 45.73	$ 18.48
Transportation and marketing expense	(1.55)	(1.34)	(0.21)
Realized selling price before hedging losses	62.66	44.39	18.27
Crude oil hedging gains (losses)	-	(5.11)	5.11
Currency hedging gains (losses)	1.00	0.36	0.64
Total hedging gains (losses)	1.00	(4.75)	5.75
Net realized selling price	$ 63.66	$ 39.64	$ 24.02

Revenues after transportation and marketing expense and before hedging decreased by $19 million in the first quarter of 2005 compared to the same quarter in 2004, due to the decrease in volumes attributable to the turnaround and maintenance activity in the quarter, largely offset by a significantly higher realized price. Sales volumes in the first three months of 2005 averaged slightly under 60,000 barrels per day, compared to 88,000 per day in the first quarter of 2004. Canadian Oil Sands' sales volumes will differ from its share of Syncrude's production volumes due to changes in inventory, which are primarily in-transit pipeline volumes. The West Texas Intermediate ("WTI") price, which the selling price for our SSB product closely follows, averaged US$50.03 per barrel in the first quarter of 2005, a 42 per cent increase over the average WTI price in the same period in 2004. The significant increase in the benchmark crude price in the first quarter of 2005 compared to the prior year quarter was somewhat lessened by the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar averaged $0.82 US/Cdn in the first quarter of 2005 relative to the same period in 2004 when the foreign exchange rate averaged $0.76 US/Cdn.

Our realized selling price before hedging of $62.66 per barrel in the first quarter of 2005 reflects a weighted-average premium of $1.51 against average Canadian dollar WTI. Conversely, in the same period of 2004, our price reflected a discount of $1.89 per barrel and was 41 per cent lower at $44.39 per barrel. The improvement in our price differential quarter-over-quarter reflects the lower supply of light synthetic crude oil from a number of producers. In the first quarter of the prior year, the price differential relative to Canadian dollar WTI prices was adversely impacted by the additional synthetic crude oil volumes that had come into the market during 2003 from other producers.

Starting in the first quarter of 2005, our revenues fully reflected the high crude oil price market environment as we had no crude oil price hedges in place. In the first quarter of 2004 revenues were reduced by approximately $41 million, or $5.11 per barrel due to crude oil hedging losses. Overall, total hedging activities contributed $5 million, or $1 per barrel to our revenues and funds from operations in the first quarter of 2005, compared to a reduction in revenues and funds from operations of $38 million or $4.75 per barrel in the same period of 2004. Our crude oil and foreign currency hedging activity is more fully discussed in the Risk Management section of this MD&A.

Operating costs

	Three Months Ended March 31			
	2005		2004	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]				
Overburden removal	3.03		1.78	
Bitumen production	9.82		5.85	
Purchased energy [3]	3.30		1.56	
	16.15	20.46	9.19	10.65
Upgrading Costs [2]				
Bitumen processing and upgrading		6.16		3.16
Turnaround and catalysts		8.90		0.13
Purchased energy [3]		2.90		2.29
		17.96		5.58
Other and research		2.39		0.50
Change in treated and untreated inventory		(1.29)		0.13
Total Syncrude operating costs		39.52		16.86
Canadian Oil Sands adjustments [4]		(1.39)		0.05
Total operating costs		38.13		16.91
	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	199	157	293	253

[1] Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

[2] Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

[3] Natural gas costs averaged $6.45/GJ and $6.17/GJ in the first quarter of 2005 and 2004, respectively.

[4] Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, site restoration costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

Operating costs in the first quarter of 2005 amounted to $206 million compared to $136 million in the same quarter of 2004, with the increase relating primarily to $89 million of maintenance and turnaround costs. On a per barrel basis, operating costs in 2005 of $38.13 per barrel reflected the higher costs and reduced production associated with the most comprehensive maintenance turnaround in Syncrude's history. Conversely, in the same period of 2004, there were no major turnaround or maintenance projects, which lowered operating costs and increased production volumes, resulting in a much lower per barrel operating cost of $16.91.

As shown in the operating cost table, the first quarter turnaround and maintenance activity increased both bitumen and upgrading costs, on a per barrel of bitumen and per barrel of SSB produced basis. Mining activities during the quarter focused on waste removal and maintenance, rather than bitumen production, as bitumen was not required as a result of the upgrading turnarounds. As a consequence, mining costs per barrel were high in the first quarter of 2005. The combined effect of lower production and higher cost due to the turnaround and associated maintenance work in the first quarter of 2005 increased operating costs by approximately $18 per barrel compared to the same period of 2004. The planned costs of the turnaround work, excluding the impact of the extended schedule to complete the turnaround, accounted for approximately $12 per barrel of the increase to operating costs, and the impact of the extended coker turnaround schedule and completion of the additional maintenance on the other major units cost $6 per barrel. The main factors contributing to the turnaround extension was the unavailability of trades people, lower than anticipated productivity, and increased scope of the turnaround work, particularly on the coker, hydrotreater and hydrogen plant.

Purchased energy also was a contributing factor to the increase in operating costs in the first quarter of 2005, compared to the same period of 2004. In 2005, purchased energy costs accounted for approximately $7 per barrel of the Trust's total operating costs, an increase of almost $3 per barrel compared to the first quarter of 2004. The increase in per barrel costs is primarily a result of the turnarounds, which reduced production volumes and increased purchased energy consumption since less energy is produced during a coker turnaround to service the other units that rely on coker waste energy to operate. Natural gas costs averaged $6.45 per gigajoule ("GJ") in the first quarter of 2005, a slight increase compared to the same period of 2004, in which costs averaged $6.17 per GJ.

Interest expense, net

	Three Months Ended March 31	
	2005	2004
Interest expense	$ 26.1	$ 23.0
Interest income and other	(0.4)	(0.9)
Interest expense, net	$ 25.7	$ 22.1

The increase in interest expense in the first quarter of 2005 compared to the same period in 2004 primarily reflects the higher debt levels in the current year.

Depreciation, depletion and accretion expense

	Three Months Ended March 31	
	2005	2004
Depreciation and depletion expense	$ 30.9	$ 45.3
Accretion expense	0.4	0.4
	$ 31.3	$ 45.7

Excluding accretion expense, depreciation and depletion ("D&D") expense for the three months ended March 31, 2005 decreased by approximately $14 million compared to the same period in 2004 as a result of the 38 per cent reduction in Syncrude production volumes, offset somewhat by a higher D&D rate. The effective D&D rate in the first quarter of 2005 was $6.11 per barrel of production compared to $5.53 per barrel in the same period of 2004. The increase in rates reflects higher estimates of the Trust's future development costs as provided for in the Trust's December 31, 2004 independent reserves report, which is outlined in the Trust's Annual Information Form and can be found at www.sedar.com or on our website at www.cos-trust.com.

Foreign exchange losses

In the first quarters of 2005 and 2004, we recorded a foreign exchange loss of $5 million and $12 million, respectively. Included in the loss in the first quarter of 2005 is an unrealized foreign exchange loss of approximately $6 million related to the revaluation of our U.S. denominated long-term debt at March 31, 2005. The slightly weaker Canadian dollar at the end of the quarter relative to December 31, 2004 resulted in the loss on revaluation. In the first quarter of 2004, there was an unrealized foreign exchange loss of approximately $13 million related to the U.S. debt revaluation. At March 31, 2005 and December

31, 2004 the Trust had US$944 million of U.S. denominated Senior Notes, compared to US$694 million at March 31, 2004 and December 31, 2003.

Future income tax

In the first quarter of 2005, we recorded a non-cash future income tax recovery of approximately $5 million, which primarily pertains to a decrease in temporary differences in the quarter. In the same period of 2004, a future income tax recovery of $21 million was recorded, of which $10 million was a result of a decrease in the Alberta corporate tax rate announced during the quarter and the remaining balance primarily due to the decrease in temporary differences. The future income tax liability recorded on the Trust's Consolidated Balance Sheet is a requirement under GAAP, but is not expected to result in higher cash taxes being paid by Canadian Oil Sands in the future.

CHANGE IN ACCOUNTING POLICIES

As of April 25, 2005 there were no changes to the Trust's accounting policies from December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	March 2005	December 2004
Long-term debt	$ 1,831.4	$ 1,699.8
Less: Cash and short-term investments	31.7	17.8
Net debt	$ 1,799.7	$ 1,682.0
Unitholders' equity	$ 2,667.2	$ 2,635.9
Total capitalization [1]	$ 4,466.9	$ 4,317.9

[1] Net debt plus unitholders' equity

As Syncrude progresses with its UE-1 construction and related capital spending of which we are responsible for funding our 35.49 per cent *pro rata* share, we continue to focus on our financing strategy and maintaining a strong capital structure. At March 31, 2005 the Trust's capitalization was marginally higher, largely due to additional amounts drawn on our credit facilities required to fund our share of capital expenditures in the quarter since funds from operations were impacted by the turnaround and maintenance activity. We had $145 million drawn against our operating credit facilities at March 31, 2005 compared to $19 million at the end of 2004. We did not participate in any other financing activity in the first quarter of 2005, other than through the Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP"), which generated $18 million in new equity. At March 31, 2005 our net debt-to-total capitalization was 40 per cent.

Effective April 27, 2005 Canadian Oil Sands plans to repay amounts drawn and cancel its existing operating credit facilities of $415 million and $225 million, and enter into a new unsecured credit facility totalling $800 million which contains more favourable terms and covenants. Also on that date, we will be increasing our bilateral operating facility from $20 million to $40 million. The new syndicated credit facility is an extendible revolving five-year facility. The $40 million bilateral facility is a 364-day extendible revolving facility. Under the new facilities, Canadian Oil Sands has certain restrictions including a general covenant, subject to certain exceptions, not to encumber its assets. In addition, Canadian Oil Sands is required to maintain its total debt-to-total book capitalization at an amount less than 0.60 to 1.0, or 0.65 to 1.0 in certain circumstances involving acquisitions.

In addition to the $840 million of operating credit facilities, Canadian Oil Sands will have in place a $35 million letter of credit facility, which will replace its current $25 million facility. In total, Canadian Oil Sands will have $875 million of available credit facilities. With the credit facilities available, the DRIP program, and the Trust's forecasted funds from operations for 2005, we continue to believe that further equity issues outside of the DRIP will not be required to assist in financing our share of Syncrude's remaining Stage 3 costs and other capital commitments.

Funds generated from operations in the first quarter of 2005 were $93 million, or $1.02 per Trust Unit, a decrease of $49 million, or $0.60 per Unit, compared to the same period in 2004. The current quarter funds from operations reflect the extended turnaround and maintenance activity which increased operating costs and reduced volumes. The higher operating costs were offset somewhat by the improvement in revenues with the stronger realized selling price and no crude oil hedging losses.

Funds from operations in the three months ended March 31, 2005 were sufficient for Unitholder distributions of approximately $46 million and a portion of the $188 million spent on capital expenditures. Draws on our operating credit facilities and DRIP proceeds were used to finance the remaining $141 million of capital expenditures in the first quarter of 2005.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. After issuing approximately 0.3 million Units in the first quarter of 2005 through the DRIP, the Trust had 91.7 million Units outstanding at March 31, 2005. Canadian Oil Sands' Unit price closed at $82.25 on March 31, 2005 resulting in market capitalization of the Trust being approximately $7.5 billion.

Canadian Oil Sands Trust - Trading Activity	First Quarter 2005	March 2005	February 2005	January 2005
Unit price				
High	$ 86.50	$ 86.50	$ 84.50	$ 78.50
Low	$ 62.10	$ 77.02	$ 71.62	$ 62.10
Close	$ 82.25	$ 82.25	$ 84.25	$ 73.62
Volume of Trust units traded (millions)	18.3	6.8	6.0	5.5
Weighted average Trust units outstanding (millions)	91.5	91.7	91.5	91.4

The Trust has declared a distribution of $0.50 per Unit in respect of the quarter ended March 31, 2005 for total distributions of approximately $46 million. The distribution will be paid on May 31, 2005 to Unitholders of record on May 5, 2005. A Unitholder distribution schedule is included in Note 5 to the interim consolidated financial statements. During the Stage 3 expansion at Syncrude, we have utilized debt and equity financing to fund capital expenditures to the extent funds from operations have not been sufficient to fund the Trust's distributions and capital expenditures. Such financings are disclosed as "non-acquisition financing, net" on the Unitholder distributions schedule.

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 96,000 options granted in the first quarter of 2005, with an exercise price of $73.43 per option. Each option represents the right of the option holder to purchase a Unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

CAPITAL EXPENDITURES

Capital spending in the first quarter of 2005 was $188 million, compared to $218 million in the same period of 2004. Approximately 72 per cent of the capital costs incurred in the first quarter of 2005 pertain to the upgrader expansion ("UE-1") of Syncrude's Stage 3 project, compared to approximately 84 per cent in the same period of 2004. The UE-1 construction was approximately 80 per cent complete at March 31, 2005. We also incurred $37 million in the first quarter of 2005 related to the Base Mine replacement, an increase of approximately $20 million compared to the same period in 2004. The replacement project relates to additional mining systems that are designed to replace bitumen production from the southwest quadrant of the Base Mine, which we anticipate will be depleted in 2006.

Our annual capital expenditure forecast for 2005 is $706 million, which is $236 million lower than the annual capital expenditures incurred in 2004. The decrease reflects the lower capital expenditures of the UE-1 project as it moves towards completion. Our capital expenditure forecast is discussed more fully in the Outlook section of this MD&A.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of March 31, 2005 there have been no significant changes to the Trust's contractual obligations or commitments from our 2004 year-end disclosure, other than reductions to the capital expenditure and various payment obligation commitments as a result of expenditures incurred in the first quarter.

RISK MANAGEMENT

Crude Oil Price Risk

During the first quarter of 2005, Canadian Oil Sands did not have any crude oil price hedges in place. Therefore, revenues were not impacted by crude oil hedging gains or losses and benefited fully from strong WTI prices, compared to the same period in 2004 when revenues were reduced by losses of $41 million or $5.11 per barrel. In the first three months of 2004, we had hedged 39,000 barrels per day, or approximately 43 per cent of our first quarter production, to assist in mitigating our financing risk associated with Stage 3 funding. We continue to believe that the Trust's financing risk for the Stage 3 expansion has been reduced significantly with approximately one year left in the expansion, the strong balance sheet of the Trust, and strong energy prices expected for the remainder of the year. Therefore, as at April 25, 2005 based on current expectations, the Trust remains unhedged on its crude oil pricing.

Foreign Currency Hedging

As at April 25, 2005 we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	75.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' revenues in the first quarter of 2005 include foreign currency hedging gains of approximately $5 million, or $1 per barrel, compared to gains of approximately $3 million, or $0.36 per barrel, in the comparable quarter in 2004. The gains in each year reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.82 US/Cdn and $0.76 US/Cdn in the first quarter of 2005 and 2004, respectively.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the first quarter ended March 31, 2005 gains of approximately $1.6 million have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $29 million to 2006 and beyond for net income purposes, but these amounts have been included in our funds from

operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Canadian Oil Sands' net income and funds from operations are impacted by interest rate changes based on the amount of floating rate debt outstanding. At March 31, 2005 we had approximately $145 million drawn on our credit facilities, $20 million of floating rate medium term notes outstanding and $175 million of fixed rate debt which was swapped into floating rate debt in January 2004. Any gains or losses related to the swaps are recognized in the period the swaps are settled as they are considered hedges for accounting purposes.

Unrecognized gains and losses

At March 31, 2005 unrecognized gains relating to our foreign currency hedges and interest rate swaps on the $175 million of 3.95% medium term notes were approximately $45 million and $0.3 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 6 to the consolidated interim financial statements.

OUTLOOK

We are estimating Syncrude production to total approximately 22 million barrels in the second quarter of 2005, or 7.8 million barrels net to the Trust based on our 35.49 per cent interest. This estimate reflects completion of the turnaround and maintenance in April of Coker 8-2, Hydrogen Plant 9-3, and the hydrotreating units, and no other turnaround or major maintenance projects for the remainder of the quarter.

We have maintained our annual Syncrude production forecast at a range between 80 and 86 million barrels in 2005, or 28.4 to 30.5 million barrels net to the Trust based on our 35.49 per cent interest. Our Syncrude production estimate, for purposes of forecasting our 2005 financial results, remains at 83 million barrels, or 29.5 million barrels net to the Trust, which assumes no major unscheduled downtime for the balance of the year. Syncrude is scheduled to revamp one hydrotreating unit and the vacuum distillation unit in the second half of 2005 as part of UE-1. Based on the strength of crude oil prices during the first quarter and current oil prices in the forward market, we have increased our crude oil price forecast to average US$45 per barrel WTI for 2005. The production assumption, together with our price and currency forecast, results in revenues of approximately $1.6 billion in 2005. Total operating costs in 2005, including purchased energy, have been revised from $610 million to $653 million, or $22.17 per barrel, which mainly reflects the extended turnaround and maintenance activity of the first quarter. Funds from operations are now forecast to total $770 million, or $8.38 per Unit.

Our capital expenditure estimate for 2005 has been revised slightly from $691 million to $706 million, with approximately $467 million directed to the Stage 3 expansion. While Syncrude is still stewarding to a $7.8 billion project cost for the expansion, or $2.8 billion net to the Trust, current information shows the potential for the total costs to increase by one to two per cent. The potential cost increase reflects reduced productivity on the project from trending labor shortages in the Fort McMurray area, as well as lower than expected seasonal performance during the winter and a modest adjustment to work estimates on UE-1. Canadian Oil Sands will provide quarterly updates on construction progress and costs related to the Stage 3 expansion. Non-production costs, which include costs related to the capital program and are expensed, are now estimated at $79 million for 2005.

Based on our revised forecast for 2005, the following table provides an estimate of the sensitivity of funds from operations for 2005:

Q1 2005- 2005 Forecast Sensitivity			
	Annual [2]	**Funds from Operations Increase**	
Variable [1]	**Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	30	0.33
Syncrude operating costs decrease	C$50 million	18	0.20
WTI crude oil price increase	US$1.00/bbl	37	0.41
Syncrude production increase	2 million bbls	36	0.40
Canadian dollar weakening	US$0.01/C$	19	0.20
AECO natural gas price decrease	C$0.50/GJ	11	0.12

[1] An opposite change in each of these variables will result in the opposite funds from operations impact.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

Foreign ownership update

Based on geographical data as of April 12, 2005 we estimate that approximately 55 per cent of the Trust's Units are held by Canadian residents, with the remaining 45 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches. A full description of the impact foreign ownership has on the Trust can be found on pages 41 and 42 of Canadian Oil Sands' 2004 annual report.

Taxability of 2005 Distributions

We estimate that approximately 90 per cent of the distributions pertaining to 2005 will be taxable as other income, with the remainder classified as tax-deferred return of capital. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2006.

Our 2005 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ millions, except per unit amounts)

	Three Months Ended March 31	
	2005	2004
Syncrude Sweet Blend revenues	$ 351.5	$ 329.2
Transportation and marketing expense	(8.4)	(10.7)
	343.1	318.5
Expenses:		
Operating	205.5	135.9
Non-production	11.6	10.5
Crown royalties	3.3	3.7
Administration	2.8	1.8
Insurance	1.6	2.9
Interest, net (Note 4)	25.7	22.1
Depreciation, depletion and accretion	31.3	45.7
Foreign exchange loss	5.3	11.8
Large Corporations Tax and other	2.4	1.9
Future income tax expense (recovery)	(5.0)	(21.2)
	284.5	215.1
Net income for the period	$ 58.6	$ 103.4
Unitholders' equity, beginning of period	$ 2,635.9	$ 2,102.9
Net income for the period	58.6	103.4
Issue of Trust units (Note 2)	18.2	14.1
Unitholder distributions (Note 5)	(45.8)	(43.7)
Contributed surplus	0.3	0.2
Unitholders' equity, end of period	$ 2,667.2	$ 2,176.9
Weighted average Trust units	91.5	87.3
Trust units, end of period	91.7	87.5
Net income per Trust unit		
Basic and diluted	$ 0.64	$ 1.18

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ millions)

	March 31 2005	December 31 2004
ASSETS		
Current assets:		
Cash and short-term investments	$ 31.7	$ 17.8
Accounts receivable	147.4	145.7
Inventories	60.7	57.1
Prepaid expenses	1.2	2.9
	241.0	223.5
Capital assets, net	4,952.0	4,794.8
Other assets		
Reclamation trust	21.7	21.0
Deferred financing charges, net and other	26.9	28.4
	48.6	49.4
	$ 5,241.6	$ 5,067.7
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 288.5	$ 273.6
Unitholder distributions payable	45.8	45.7
Current portion of employee future benefits	7.2	7.2
	341.5	326.5
Employee future benefits and other liabilities	92.8	91.9
Long-term debt	1,831.4	1,699.8
Asset retirement obligation	42.6	44.1
Deferred currency hedging gains	29.2	27.6
Future income taxes	236.9	241.9
	2,574.4	2,431.8
Unitholders' equity	2,667.2	2,635.9
	$ 5,241.6	$ 5,067.7

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ millions)

	Three Months Ended March 31	
	2005	2004
Cash provided by (used in):		
Operating activities		
Net income	$ 58.6	$ 103.4
Items not requiring outlay of cash:		
Depreciation, depletion and accretion	31.3	45.7
Amortization	0.7	0.6
Foreign exchange on long-term debt	5.7	12.6
Future income tax expense (recovery)	(5.0)	(21.2)
Other	0.6	0.4
Net change in deferred items	1.1	0.3
Funds from operations	93.0	141.8
Change in non-cash working capital	11.8	13.7
	104.8	155.5
Financing activities		
Issuance of medium term notes	-	195.0
Net drawdown (repayment) of bank credit facilities	125.9	(52.7)
Unitholder distributions (Note 5)	(45.8)	(43.7)
Issuance of Trust units (Note 2)	18.2	14.1
Net change in deferred items	-	(0.6)
Change in non-cash working capital	0.1	0.1
	98.4	112.2
Investing activities		
Capital expenditures	(188.1)	(218.4)
Reclamation trust	(0.7)	(1.1)
Change in non-cash working capital	(0.5)	(16.5)
	(189.3)	(236.0)
Increase in cash	13.9	31.7
Cash at beginning of period	17.8	16.7
Cash at end of period	$ 31.7	$ 48.4
Supplemental Information		
Large Corporations Tax and income tax paid	$ 2.5	$ 8.3
Interest charges paid	$ 34.4	$ 27.8

FOR THE THREE MONTHS ENDED MARCH 31, 2005
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2004.

2) UNITHOLDERS' EQUITY

In the three months ended March 31, 2005 approximately 0.3 million Units were issued for proceeds of $18.2 million related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distribution paid on February 28, 2005.

The following table summarizes Units that have been issued:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2005		91.4	$ 1,911.5
February 28, 2005	$ 75.99	0.3	$ 18.2
		91.7	$ 1,929.7

3) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement and post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three months ended March 31 is as follows:

	Three Months Ended March 31	
	2005	2004
Defined benefit plans		
Pension benefits	$ 6.2	$ 5.0
Other benefit plans	1.0	0.8
	$ 7.2	$ 5.8
Defined contribution plan	0.5	0.5
Total Benefit cost	$ 7.7	$ 6.3

4) INTEREST, NET

	Three Months Ended March 31	
	2005	2004
Interest expense	$ 26.1	$ 23.0
Interest income and other	(0.4)	(0.9)
Interest expense, net	$ 25.7	$ 22.1

5) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions. Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS

(unaudited)

($ millions, except per unit amounts)

	Three Months Ended March 31	
	2005	2004
Funds from operations	$ 93.0	$ 141.8
Add (Deduct):		
Capital expenditures	(188.1)	(218.4)
Non-acquisition financing, net [1]	130.2	124.1
Change in non-cash working capital	11.4	(2.7)
Reclamation trust funding	(0.7)	(1.1)
Unitholder distributions	$ 45.8	$ 43.7
Unitholder distributions per Trust unit	**$ 0.50**	**$ 0.50**

[1] *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

6) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains and the fair values of Canadian Oil Sands' risk management activities at March 31, 2005 are as follows:

	Unrecognized gains (losses)	Fair value
Currency exchange contracts	$ 45.3	$ 43.9
3.95% Interest rate swap contracts	0.3	0.4
	$ 45.6	$ 44.3

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Randy Provencal
Investor Relations Advisor
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

CANADIAN OIL SANDS TRUST

Annual and Special Meeting of Holders of Trust Units of Canadian Oil Sands Trust (the "Issuer")

April 25, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Withheld
1. Directing the Trustee to vote the common shares of Canadian Oil Sands Limited ("COSL") so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.7%	51,824,179	161,569
2. The appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Trust ("the Trust") for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof.	Passed 99.7%	51,824,723	162,220
3. Directing to the Trustee to vote the common shares of COSL so as to elect as directors of COSL all of the nominees of the Trust, as described and set forth in the Management Proxy Circular of the Trust dated March 12, 2004, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL.	Passed 99.6%	51,740,889	190,717

Special Business	Outcome of Vote	Votes by Ballot/Show of Hands Votes For	Votes Against
1. The approval of the Unit Option Incentive Plan			
a) all votes	Passed 95.5%	41,629,056	1,980,136
b) excluding interested insiders	Passed 95.4%	41,580,017	1,980,136
2. The approval of the Amended and Restated Trust Indenture	Passed 98.5%	42,950,469	639,973

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited
For the periods ending March 31
($ millions)

	Three Months Ended	
	March 31, 2005	March 31, 2004
Sales revenue	$ 346.1	$ 328.6
Operating income before other expenses [1]	$ 89.2	$ 126.4
Net income before Trust Royalties [2]	$ 49.7	$ 99.5
Net income (loss)	$ 17.2	$ 22.0
		As at March 31, 2005
Current assets		$ 254.4
Non-current assets		$ 4,565.4
Current liabilities [3]		$ 1,141.4
Non-current liabilities [4]		

[1] *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $33.3 million (2004- $44.4 million).*

[3] *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $846 million.*

[4] *Includes a future income tax liability of $236.9 million and a deferred Trust Royalty liability of $1.6 billion.*

[5] *As at March 31, 2005, Consolidated Canadian Oil Sands Limited held a 35.49 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Allen R. Hagerman, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: April 25, 2005



Allen R. Hagerman
Chief Financial Officer

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings.

Date: April 25, 2005



Marcel R. Coutu
President and Chief Executive Officer